SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH OCTOBER 30, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	October 30, 2006

TAM receives two new Airbus; fleet reaches 93 aircraft

Company foresees at least 96 aircraft in operation by the end of the year to support increasing passenger demand

São Paulo, October 30, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), Brazil’s largest airline company, will receive tomorrow, October 31, two new Airbus aircraft: one A319 and one A320, which will start flying next week. These are the 11th and 12th A319/320 aircraft incorporated into the company’s operating fleet which now has 93 aircraft, consisting of 71 are Airbus – 14 A319, 47 A320 and 10 A330. TAM expects its fleet to have a minimum of 96 airplanes by the end of 2006.

The aircraft are part of contracts which foresee the acquisition of 61 Airbus aircraft - 15 A319, 40 A320 and 6 A330 – to be delivered by 2010. The contracts include the option of an additional 20 aircraft. TAM’s strategic plan foresees an operational fleet of 127 Airbus aircraft by the end of 2010.

The new A320 aircraft will fly domestic routes as well as routes throughout South America, following the increase in demand observed over the past few months. According to ANAC, Brazil's National Civil Aviation Agency, the domestic market increased 14.7% in the period from January to September. During the same period, year-on-year, TAM increased 31.4% . The company held a 51.7% domestic market share in September 2006.

Manufactured with high technology, the Airbus A320 has the capacity to transport up to 174 passengers and the A319 can hold up to 144 passengers. With these new A320 and A319, TAM strengthens its policy of operating a young aircraft fleet, offering more comfort to passengers with a high-tech product.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.7% domestic market share and 60% international market share at the end of September 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.